Exhibit A

Aladdin Knowledge Systems
PRESS RELEASE

Aladdin Press Contact:	Aladdin Company Contact:
Matthew Zintel	Debbie Kaye
Zintel Public Relations	Aladdin Corporate Communications
matthew.zintel@zintelpr.com	debbie.kaye@aladdin.com
310.574.8888	646.468.0481

Aladdin Press and Investor Contact:
Jeremy Jacobs/Rachel Ferguson
Joele Frank, Wilkinson Brimmer Katcher
jjacobs@joelefrank.com
rferguson@joelefrank.com
212.355.4449

FOR IMMEDIATE RELEASE

Aladdin Knowledge Systems Completes
Acquisition of Eutronsec

Eutronsec extends Aladdin’s global position as the #1 provider of software protection and strong authentication, further growing Aladdin’s European presence through
Eutronsec’s Italian headquarters

TEL AVIV, ISRAEL – Sept. 15, 2008 – Aladdin Knowledge Systems Ltd. (NASDAQ: ALDN), an information security leader specializing in authentication, software DRM and content security, today announced that it has completed the acquisition, previously announced on June 25, 2008, of Eutronsec, S.p.A., a provider of software protection and authentication products, for approximately €10.0 million in cash, including acquisition related expenses. The acquisition is anticipated to be accretive to Aladdin on a GAAP diluted earnings per share basis during the first half of 2009.

“We are pleased to complete our acquisition of Eutronsec and welcome Eutronsec’s talented employees to Aladdin,” said Yanki Margalit, Chairman and CEO of Aladdin Knowledge Systems. “With Eutronsec’s headquarters in Italy, this acquisition extends Aladdin’s worldwide position as an industry leader in the areas of software protection and authentication, servicing fast-growing European markets. Our customers will benefit from the complementary addition of Eutronsec’s innovative products that guard against software piracy and protect electronic intellectual property – adding to Aladdin’s award-winning portfolio of IT security products. Additionally, we are excited to offer Eutronsec customers our worldwide security expertise while continuing to serve them with the same high-quality service and support they have come to expect from Eutronsec.

“The successful acquisition of Eutronsec, as well as our recently completed acquisition of SafeWord, are two clear examples of Aladdin’s disciplined strategy to invest in and acquire complementary assets that enhance value for our customers and shareholders. Our Board and management team will continue to complement Aladdin’s organic growth by capitalizing on opportunities to further strengthen our IT security offerings, contribute to our market share and sales and increase our global brand recognition,” concluded Margalit.

About Aladdin
Aladdin Knowledge Systems (NASDAQ: ALDN) is an information security leader with offices in 12 countries, a worldwide network of channel partners, and numerous awards for innovation. Aladdin eToken is the world’s #1 USB-based authentication solution, offering identity and access management tools that protect sensitive data. Aladdin SafeWord two-factor authentication technology protects companies’ important information assets and applications. Aladdin HASP SRM boosts growth for software developers and publishers through strong anti-piracy protection, IP protection, and secure licensing and product activation. Aladdin eSafe delivers real-time intelligent Web gateway security that helps protect data and networks, improve productivity, and enable compliance. Visit www.Aladdin.com.

Safe Harbor Statement
Certain information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include general economic and business conditions, risks relating to our recent acquisition of Athena Smartcards and SafeWord and the pending acquisition of Eutronsec, including the failure to realize expected synergies, failure to effectively integrate these businesses into our business and increasing unexpected liabilities, the loss of market share, changes in the level of business or anticipated business from a large customer or customers, failure to achieve anticipated customer orders, changes in the competitive landscape, unexpected costs associated with one time corporate events and other factors over which the company has little or no control. For more information, please refer to the Company’s filings with the Securities and Exchange Commission, which are available on the Commission’s website at www.sec.gov.

©2008 Aladdin Knowledge Systems, Ltd. All rights reserved. HASP, eToken, eSafe, Aladdin Knowledge Systems and the Aladdin logo are trademarks or registered trademarks of Aladdin Knowledge Systems, Ltd.